                                                                  FILE NO.
                                                                  070-06759

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003





                                    CONTENTS

                                                                     Page

Statements of Transfer Fees Charged                                    1

Summary of Costs Incurred                                              2

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                       STATEMENTS OF TRANSFER FEES CHARGED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
                                                   July 2003                  August 2003                  September 2003
                                           -------------------------   --------------------------   ---------------------------
                                           Tons       Fee     Amount   Tons        Fee     Amount   Tons        Fee      Amount
                                           ----       ---     ------   ----        ---     ------   ----        ---      ------
                                                   (per ton)   (000)            (per ton)   (000)            (per ton)    (000)
TRANSFER FEES CHARGED*                       None                        None                         None
---------------------

  * Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended September 30, 2003. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
                                      Three
                                     Months
                                 July      August    September    Ended
                                 2003       2003        2003      9/30/03
                                 ----      ------    ---------    -------
                                             (in thousands)
Salaries and Benefits. . . . . . $  2       $  3        $  1       $  6
Depreciation . . . . . . . . . .   73         73          72        218
Taxes Other Than Income Taxes* .   15         15          16         46
Materials and Supplies . . . . .    -          1           -          1
Electricity. . . . . . . . . . .    5          5           5         15
                                 ----       ----        ----       ----

          Total. . . . . . . . . $ 95       $ 97        $ 94       $286
                                 ====       ====        ====       ====

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.